Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                Computation of Earnings per Common Share
                                   (unaudited)

                     (in thousands, except per share amounts)




                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                     ------------------    ------------------
                                     Aug. 31,   Aug. 31,   Aug. 31,   Aug. 31,
                                        1997       1996       1997       1996
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Average shares of
  common stock outstanding            18,234     17,983     18,125     17,981
Common stock equivalents                 268          2        290         17
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Total common stock and equivalents
 assuming full dilution               18,502     17,985     18,415     17,998
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Net earnings
  applicable to common stock          $4,539     $3,995     $6,539     $3,562
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Earnings per
  share of common stock:
    Primary                           $  .25     $  .22     $  .36     $  .20
    Fully diluted                     $  .25     $  .22     $  .36     $  .20
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Primary earnings per share has been computed by dividing
net earnings by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.